                            G-III Apparel Group, Ltd.
                               512 Seventh Avenue
                            New York, New York 10018

                                  July 12, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

       Re:   G-III Apparel Group, Ltd.
             Application for Withdrawal of Registration Statement No. 333-128239
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Dear Mr. Murao:

         In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), G-III Apparel Group, Ltd. (the "Company") hereby applies for withdrawal of its Registration Statement on Form S-3 (File No.
333-128239), originally filed with the Securities and Exchange Commission (the
"Commission") on September 9, 2005, as amended by the pre-effective amendment thereto on Form S-3/A filed on October 5, 2005, and the post-effective amendments thereto on Form S-1 filed on May 1, 2006, May 8, 2006 and May 19,
2006 (collectively, including all exhibits thereto, the "Registration
Statement").

         The Registration Statement was originally declared effective by the
Commission on October 7, 2005, and was subsequently declared effective by the
Commission on May 23, 2006 after the filing of the above-referenced post-effective amendments. The Registration Statement covers the resale from time to time, pursuant to Rule 415 under the Securities Act, of shares of common stock of the Company by the selling stockholders identified in the prospectus included in the Registration Statement. The Company filed the Registration
Statement to fulfill its registration obligations to such selling stockholders under agreements entered into in connection with the Company's acquisition of the outstanding capital stock of J. Percy For Marvin Richards, Ltd. and the
Company's sale of shares of common stock to certain individuals. The Company's obligation to have on file and maintain the effectiveness of the Registration
Statement expired on July 11, 2006. The Company confirms that no securities of the Company have been resold pursuant to the Registration Statement.
Accordingly, the Company believes that the withdrawal of the Registration
Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 12, 2006

         The Company respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company.

         Please call Neil Gold, Esq. ((212) 318-3022) or Manuel Rivera, Esq.
((212) 318-3296) of Fulbright & Jaworski L.L.P. with any questions that you may have. Thank you for your attention to this matter.

                                       Very truly yours,

                                       G-III APPAREL GROUP, LTD.

                                       By: /s/ Wayne S. Miller
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                                          Wayne S. Miller
                                          Chief Operating Officer